Exhibit 12

Humana Inc.

Computation of Ratio of Earnings to Fixed Charges

	For the three months ended March 31,	For the twelve months ended December 31,
	2004	2003	2002	2001	2000	1999
	(Dollars in thousands)
Income (loss) before income taxes	$102,773	$344,716	$209,934	$183,080	$113,990	$(404,839)
Fixed charges	10,650	40,972	44,349	52,010	52,843	53,592

Total earnings (loss)	$113,423	$385,688	$254,283	$235,090	$166,833	$(351,247)

Interest charged to expense	$4,719	$17,367	$17,252	$25,302	$28,615	$33,393
One-third of rent expense	5,931	23,605	27,097	26,708	24,228	20,199

Total fixed charges	$10,650	$40,972	$44,349	$52,010	$52,843	$53,592

Ratio of earnings to fixed charges (1)(2)	10.7x	9.4x	5.7x	4.5x	3.2x	(3)

Notes

(1)	For the purposes of determining the ratio of earnings to fixed charges, earnings consist of income or loss before income taxes and fixed charges. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. One-third of rental expense represents a reasonable approximation of the interest amount.

(2)	There are no shares of preferred stock outstanding.

(3)	Due to a loss in 1999, caused primarily by pretax charges of $584.8 million, the ratio coverage was less than 1.0x. Additional pretax earnings of $404.8 million would be needed to achieve a coverage of 1.0x.